 Enterprise 4.0 Technology Acquisition Corp.

533 Airport Blvd Suite 400

Burlingame, CA 94010

October 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Michael Davis

Re:	Enterprise 4.0 Technology Acquisition Corp.
Registration Statement on Form S-1 Filed September 24, 2021, as amended File No. 333-259773

Dear Mr. Davis:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Enterprise 4.0 Technology Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on October 18, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Eric Benhamou
Eric Benhamou
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller